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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Nicholson, S. Scott (Last) (First) (Middle)		10/14/02

	Fleming Companies Inc. 1945 Lakepointe Drive (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Fleming Companies, Inc. (FLM)		☐	Director	☐	10% Owner
					☒	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
	Lewisville, TX 75029 (City) (State) (Zip)		10/15/02		Senior Vice-President-Operations
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock $2.50 par value		9652		D

	Common Stock $2.50 par value		6		I		By 401(k)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Employee Stock Option (Right to Buy)		(1)	5/30/04		Common Stock	1,000		$24.8125		D

	Employee Stock Option (Right to Buy)		(2)	5/30/04		Common Stock	1,000		$24.8125		D

	Employee Stock Option (Right to Buy)		(3)	9/5/06		Common Stock	4,000		$16.3750		D

	Employee Stock Option (Right to Buy)		(4)	8/10/09		Common Stock	1,600		$11.7188		D

	Employee Stock Option (Right to Buy)		(5)	9/5/10		Common Stock	3,000		$15.4100		D

Explanation of Responses:

(1) Grant of stock option under the 1985 Plan which vested at 25% per year beginning on 6/1/95

(2) Grant of stock option under the 1985 Plan. The option becomes exerciseable in 10% increments subject to certain performance requirements.

(3) Grant of stock option under the 1996 Plan which vested at 25% per year beginning on 9/7/97

(4) Grant of stock option under the 1999 Plan which vests at 25% per year beginning on 8/11/00

(5) Grant of stock option under the 2000 Plan which vests at 25% per year beginning on 9/6/01

/s/ S. SCOTT NICHOLSON **Signature of Reporting Person	11/04/02 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.